Exhibit 99.2

FOR IMMEDIATE RELEASE

DISH Selects RADCOM to Monitor America’s First 5G Smart Network™

TEL AVIV, Israel – May 12, 2022 − RADCOM Ltd. (Nasdaq: RDCM) announced today that it was selected by DISH Wireless (DISH) to provide its best-in-class RADCOM ACE solution to monitor customers’ experience across DISH’s 5G Smart Network™ — the first cloud-native, OpenRAN-based 5G network in the United States. RADCOM ACE will seamlessly integrate into DISH’s network, enabling the company to monitor and analyze service quality across its nationwide deployment and proactively ensure the best customer experience.

“We are thrilled to be part of DISH’s cloud-native 5G network, as it aims to innovate by launching nationwide 5G services using the latest cutting-edge technologies,” said Eyal Harari, Chief Executive Officer, RADCOM. “Our cloud technology will allow DISH to launch 5G smoothly, offer a superior customer experience, gain real-time insights into how the network is performing 24/7 and ensure confidence when testing and rolling out new advanced services.”

“Our standalone 5G network is the first to be fully deployed on the public cloud, and we needed an assurance market leader that shared our innovative vision,” said Jeff McSchooler, Executive Vice President of Wireless Network Operations, DISH Wireless. “We selected RADCOM because its advanced cloud technology will ensure our customers have access to reliable network performance and a great user experience.”

RADCOM ACE uses built-in artificial intelligence and machine learning to enable DISH to differentiate from its competition through automation that solves issues faster, saves engineering resources, and proactively maintains service quality across the network. In addition, RADCOM ACE provides scalability, performance, and efficiency to monitor the network continually and runs on the Amazon Web Services (AWS) cloud using Amazon Elastic Kubernetes Service (Amazon EKS) and Amazon Elastic Compute Cloud (Amazon EC2). Also, the control and automation by Amazon EKS provide DISH with an innovative approach to assurance in the cloud, using minimal data center resources while providing real-time insights into the subscribers’ experience as soon as new services launch.

For more information about RADCOM ACE deployed on AWS, visit https://radcom.com/solutions/cloud-assurance/amazon-aws/, the content of which does not form a part of this press release.

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For all investor inquiries, please contact:

Investor Relations:

Miri Segal

MS-IR LLC

917-607-8654

msegal@ms-ir.com

Company Contact:

Hadar Rahav

CFO

+972-77-7745062

Hadar.Rahav@radcom.com

About RADCOM

RADCOM (Nasdaq: RDCM) is the leading expert in 5G ready cloud-native network intelligence solutions for telecom operators transitioning to 5G. RADCOM Network Intelligence consists of RADCOM Network Visibility, RADCOM Service Assurance, and RADCOM Network Insights. The RADCOM Network Intelligence suite offers intelligent, container-based, on-demand solutions to deliver network analysis from the RAN to the core for 5G assurance. Utilizing automated and dynamic solutions with smart minimal data collection and on-demand troubleshooting and cutting-edge techniques based on machine learning, these solutions work in harmony to provide operators an understanding of the entire customer experience and allow them to troubleshoot network performance from a high to granular level while reducing storage costs and cloud resource utilization. For more information on how to RADCOMize your network today, please visit www.radcom.com, the content of which does not form a part of this press release.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use words such as “expect,” “believe,” “will,” “plan,” or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. For example, when the Company discusses DISH’s 5G launch, the successful integration of the Company’s products in DISH’s network, and the expected results and benefits thereof, it is using forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance, or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products, and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the U.S. Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.